SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 5)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         PROXYMED, INC. (FT. LAUDERDALE)
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    744290305
                                    ---------
                      (CUSIP Number of Class of Securities)


                                  Michael Falk
                                830 Third Avenue
                               New York, NY 10022
                                 (212) 829-5800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 801-9200

                                 August 3, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (continued on following pages)

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
         CUSIP No. 744290305
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON: Michael Falk S.S. OR I.R.S.
         IDENTIFICATION N0. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         AF/PF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
          NUMBER OF                 7.       SOLE VOTING POWER
           SHARES                            214,723
                                    --------------------------------------------
        BENEFICIALLY                8.       SHARED VOTING POWER
          OWNED BY                           277,391
                                    --------------------------------------------
       EACH REPORTING               9.       SOLE DISPOSITIVE POWER
           PERSON                            214,723
            WITH                    10.      SHARED DISPOSITIVE POWER
                                             277,391
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         492,114
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

This Amendment No. 5 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 12, 2004 pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended and restated by Amendment No. 1 thereto, filed with the Commission on April 29, 2004 and Amendment No. 2 thereto, filed with the Commission on December 20, 2006, by PVC Funding Partners, LLC ("PVC Funding") and Michael Falk ("Falk"), and Amendments No. 3 and No. 4 thereto, filed with the Commission on July 27, 2007 and July 31, 2007 respectively, by Falk (collectively, the "Original 13D"), with respect to shares of common stock, $.001 par value per share ("Common Stock"), of ProxyMed, Inc., a Florida corporation, with its principal executive offices located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

Item 5. Interests in Securities of the Issuer.
        -------------------------------------

        The response to Item 5, Part (a) is hereby amended and supplemented by adding the following:

        As of the close of business on the date of this Amendment No. 5, Falk could be deemed to beneficially own a total of 492,114 shares (the "Falk Shares") of Common Stock of the Issuer (representing approximately 3.7% of the outstanding capital stock of the Issuer as of May 7, 2007). Of the Falk Shares, Falk beneficially owns of record an aggregate of 214,723 shares of Common Stock, representing (i) 187,223 shares of Common Stock of the Issuer owned by Falk,
(ii) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 22, 2002, at an exercise price of $20.20 and shall expire on May 22, 2012, (iii) options to purchase 3,334 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2004, at an exercise price of $7.28 and shall expire on April 16, 2013, (iv) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2005, at an exercise price of $7.28 and shall expire on April 16, 2013, (v) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2006, at an exercise price of $7.28 and shall expire on April 16, 2013, (vi) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 29, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013, (vii) options to purchase 1,875 shares of Common Stock of the Issuer, exercisable by Falk as of December 31, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013, (viii) options to purchase 625 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $10.63 and shall expire on May 29, 2013, and (xii) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $20.00 and shall expire on June 2, 2014.

        The remainder of the Falk Shares are owned as follows:

        (i) 9,306 shares of Common Stock of the Issuer are owned by ComVest Group Holdings ("CGH"). By virtue of his status as Chairman and majority member of CGH, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in CGH.

        (ii) 268,085 shares of Common Stock of the Issuer are owned by ComVest Venture Partners, LP ("ComVest Ventures"). By virtue of his status as managing member of ComVest Ventures, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in ComVest Ventures.

        (b) Falk has sole voting power over 214,723 shares (including options) owned by him directly and has shared voting power of 277,391 shares held by CGH and ComVest Ventures.

        (c) On July 20, 2007, CGH sold 1,302 of its shares of common stock of the Issuer for $3.54 per share and ComVest Ventures sold 15,714 of its shares of common stock of the Issuer for $3.54 per share.

        On July 25, 2007, CGH sold 2,240 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 64,960 of its shares of common stock of the Issuer for $3.50 per share and Falk sold 44,800 of his shares of common stock of the Issuer for $3.50 per share.

        On July 26, 2007, CGH sold 1,760 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 51,040 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 35,200 of his shares of common stock of the Issuer for $3.50 per share.

        On July 27, 2007, CGH sold 1,074 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 31,146 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 21,480 of his shares of common stock of the Issuer for $3.50 per share.

        On July 30, 2007, CGH sold 430 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 12,470 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 8,600 of his shares of common stock of the Issuer for $3.50 per share.

        On August 2, 2007, CGH sold 1,000 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 28,000 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 19,281 of his shares of common stock of the Issuer for $3.50 per share.

        On August 3, 2007, CGH sold 2,820 of its shares of common stock of the Issuer for $3.50 per share, ComVest Ventures sold 81,735 of its shares of common stock of the Issuer for $3.50 per share, and Falk sold 56,365 of his shares of common stock of the Issuer for $3.50 per share.

        (e) On August 3, 2007, Falk ceased to be the beneficial owner of more than 5% of the capital stock of the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

        Dated: August 6, 2007


                                  /s/Michael Falk
                                  ---------------------------------
                                  MICHAEL FALK


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